Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong







2nd June 2005

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

05008997

SUPPL

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Joint Announcement published in the newspapers on 2nd June 2005 regarding the Completion of Blackwater Acquisition

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh



CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)
(Stock Code: 1038)



HONGKONG ELECTRIC HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)
(Stock Code: 006)



HUTCHISON WHAMPOA LIMITED

(incorporated in Hong Kong with limited liability)
(Stock Code: 013)

JOINT ANNOUNCEMENT
COMPLETION OF BLACKWATER ACQUISITION

The board of directors of each of CKI, HEH and HWL is pleased to announce that the Blackwater Acquisition has been completed.

Reference is made to the Announcements and the Circular of each of CKI, HEH and HWL.

The board of directors of each of CKI, HEH and HWL is pleased to announce that the Blackwater Acquisition has been completed.

On 1st September, 2004, CKI announced that the Purchaser (a company in which CKI and HEH currently indirectly hold 40% and 19.9% of the issued share capital respectively), the Seller and Blackwater entered into the Agreement, pursuant to which the Purchaser had an option to require the Seller to sell to it, and the Seller had an option to require the Purchaser to purchase from it, the entire issued share capital of Blackwater. Blackwater was, prior to Completion, a wholly-owned subsidiary of the Seller and owns the North of England Gas Distribution Network business in the United Kingdom previously carried on by the Seller.

The last of the Conditions was satisfied on 25th May, 2005 and the Purchaser served the Option Exercise Notice on the Seller on 27th May, 2005. In accordance with the terms of the Agreement, Completion took place on 1st June, 2005.

DEFINITIONS

"Agreement"	the option deed dated 31st August, 2004 relating to the sale and purchase of the Sale Shares and the transaction documents to be entered into under such agreement
"Announcements"	the announcements of CKI dated 31st August, 2004, 2nd September, 2004 and 14th December, 2004; the announcement of HEH dated 14th December, 2004; the announcement of HWL dated 8th September, 2004; the joint announcements of CKI, HEH and HWL dated 10th September, 2004, 21st September, 2004 and 17th December, 2004 and the joint announcement of CKI and HWL dated 12th November, 2004
"Blackwater"	Blackwater F Limited (registered in England with registered number 5167070)
"Blackwater Acquisition"	the acquisition of the Sale Shares on the terms and subject to the conditions set out in the Agreement
"Circular"	the circular sent by CKI to its shareholders dated 26th November, 2004, the circular sent by HEH to its shareholders dated 26th November, 2004 and the circular sent by HWL to its shareholders dated 26th November, 2004
"CKI"	Cheung Kong Infrastructure Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 1038)
"Completion"	completion of the Agreement in accordance with its terms
"Conditions"	the conditions to Completion set out in the Agreement
"HEH"	Hongkong Electric Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 006)
"HWL"	Hutchison Whampoa Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 013)
"NGT"	National Grid Transco plc, whose shares are listed on the London Stock Exchange and New York Stock Exchange
"Option Exercise Notice"	the call option exercise notice given in accordance with the terms of the Agreement
"Purchaser"	Gas Network Limited (registered in England with registered number 5213525), a company in which CKI and HEH currently indirectly hold 40% and 19.9% of the issued share capital respectively
"Sale Shares"	100 ordinary shares of £1 each in the share capital of Blackwater, being the entire issued share capital of Blackwater at Completion
"Seller"	Transco plc (registered in England with registered number 2006000), a wholly-owned subsidiary of NGT
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"£"	Pounds Sterling, the lawful currency of the United Kingdom

By Order of the Board
CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
Eirene Yeung
Company Secretary

By Order of the Board
HONGKONG ELECTRIC HOLDINGS LIMITED
Lillian Wong
Company Secretary

By Order of the Board
HUTCHISON WHAMPOA LIMITED
Edith Shih
Company Secretary

Hong Kong, 1st June, 2005

As at the date of this announcement, the Executive Directors of CKI are Mr. LI Tzar Kuoi, Victor (Chairman), Mr. KAM Hing Lam (Group Managing Director), Mr. George Colin MAGNUS (Deputy Chairman), Mr. IP Tak Chuen, Edmond (Deputy Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. KWAN Bing Sing, Eric (Deputy Managing Director), Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT and Mr. TSO Kai Sum; and the Non-executive Directors are Mr. CHEONG Ying Chew, Henry (Independent Non-executive Director), Mrs. KWOK Eva Lee (Independent Non-executive Director), Mrs. SNG Sow-Mei (PHOON Sui Moy, alias POON Sow Mei) (Independent Non-executive Director), Mr. Colin Stevens RUSSEL (Independent Non-executive Director), Mr. LAN Hong Tsung, David (Independent Non-executive Director), Mrs. LEE Pui Ling, Angelina and Mr. Barrie COOK.

As at the date of this announcement, the Executive Directors of HEH are Mr. George Colin MAGNUS (Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. TSO Kai Sum (Group Managing Director), Mr. Andrew J. HUNTER (Group Finance Director), Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor and Mr. Frank John SIXT; and the Non-executive Directors are Mr. Ronald Joseph ARCULLI, Mrs. CHOW WOO Mo Fong, Susan, Mr. Holger KLUGE (Independent Non-executive Director), Mr. Ralph Raymond SHEA (Independent Non-executive Director), Mr. WONG Chung Hin (Independent Non-executive Director) and Mr. YEE Lup Yuen, Ewan.

As at the date of this announcement, the Executive Directors of HWL are Mr. LI Ka-shing (Chairman), Mr. LI Tzar Kuoi, Victor (Deputy Chairman), Mr. FOK Kin Ning, Canning (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (Deputy Group Managing Director), Mr. Frank John SIXT (Group Finance Director), Mr. LAI Kai Ming, Dominic, Mr. George Colin MAGNUS and Mr. KAM Hing Lam; and the Non-executive Directors are Mr. Michael David KADOORIE (Independent Non-executive Director), Mr. Holger KLUGE (Independent Non-executive Director), Mr. William Elkin MOCATTA (alternate to Mr. Michael David KADOORIE), Mr. Simon MURRAY (Independent Non-executive Director), Mr. OR Ching Fai, Raymond (Independent Non-executive Director), Mr. William SHURNIAK and Mr. WONG Chung Hin (Independent Non-executive Director).



長江基建集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：1038)



香港電燈集團有限公司
(於香港註冊成立之有限公司)
(股份代號：006)



和記黃埔有限公司
(於香港註冊成立之有限公司)
(股份代號：013)

聯合公佈

完成Blackwater收購事項

長江基建、港燈及和黃各自之董事會欣然宣佈Blackwater收購事項已告完成。

茲提述長江基建、港燈及和黃各自刊發之該等公佈及該通函。

長江基建、港燈及和黃各自之董事會欣然宣佈Blackwater收購事項已告完成。

於二零零四年九月一日，長江基建公佈買方(長江基建及港燈現時分別間接持有該公司之已發行股本40%及19.9%)、賣方與Blackwater訂立該協議，據此，買方有選擇權要求賣方向其出售而賣方有選擇權要求買方向其購入Blackwater之全部已發行股本。於Blackwater收購事項完成前，Blackwater乃賣方一間全資附屬公司，並擁有先前由賣方經營之英國北部氣體分銷業務。

最後一項條件已於二零零五年五月二十五日達成，買方已於二零零五年五月二十七日向賣方送交選擇權行使通知。根據該協議之條款，收購事項於二零零五年六月一日已告完成。

釋義

「該協議」	日期為二零零四年八月三十一日與買賣待售股份有關之選擇權協議，以及根據該協議訂立之交易文件
「該等公佈」	長江基建於二零零四年八月三十一日、二零零四年九月二日及二零零四年十二月十四日刊發之公佈；港燈於二零零四年十二月十四日刊發之公佈；和黃於二零零四年九月八日刊發之公佈；長江基建、港燈及和黃於二零零四年九月十日、二零零四年九月二十一日及二零零四年十二月十七日刊發之聯合公佈，以及長江基建及和黃於二零零四年十一月十二日刊發之聯合公佈
「Blackwater」	Blackwater F Limited (於英國註冊，註冊編號為5167070)
「Blackwater收購事項」	按該協議之條款及受其條件所限收購待售股份
「該通函」	長江基建於二零零四年十一月二十六日向其股東寄發之通函、港燈於二零零四年十一月二十六日向其股東寄發之通函，以及和黃於二零零四年十一月二十六日向其股東寄發之通函
「長江基建」	長江基建集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市(股份代號：1038)
「完成」	按該協議之條款完成該協議
「條件」	該協議所載之完成條件
「港燈」	香港電燈集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市(股份代號：006)
「和黃」	和記黃埔有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市(股份代號：013)
「NGT」	National Grid Transco plc，其股份於倫敦證券交易所及紐約證券交易所上市
「選擇權行使通知」	根據該協議之條款發出之認購選擇權行使通知
「買方」	Gas Network Limited (於英國註冊，註冊編號為5213525)，長江基建及港燈現時分別間接持有其已發行股本40%及19.9%
「待售股份」	Blackwater股本中100股每股面值1英鎊之普通股，即Blackwater於完成時之全部已發行股本
「賣方」	Transco plc (於英國註冊，註冊編號為2006000)，為NGT之全資附屬公司
「聯交所」	香港聯合交易所有限公司
「英鎊」	英鎊，英國之法定貨幣

承董事會命
長江基建集團有限公司
公司秘書
楊逸芝

承董事會命
香港電燈集團有限公司
公司秘書
黃莉華

承董事會命
和記黃埔有限公司
公司秘書
施熙德

香港，二零零五年六月一日

於本公佈日期，長江基建之執行董事為李澤鉅先生(主席)、甘慶林先生(集團董事總經理)、麥理思先生(副主席)、葉德銓先生(副主席)、霍建寧先生(副主席)、關秉誠先生(副董事總經理)、周胡慕芳女士、陸法蘭先生及曹棨森先生；及非執行董事為張英潮先生(獨立非執行董事)、郭李綺華女士(獨立非執行董事)、孫潘秀美女士(獨立非執行董事)、羅時樂先生(獨立非執行董事)、藍鴻震先生(獨立非執行董事)、李王佩玲女士及高保利先生。

於本公佈日期，港燈之執行董事為麥理思先生(主席)、霍建寧先生(副主席)、曹棨森先生(集團董事總經理)、甄達安先生(集團財務董事)、甘慶林先生、李蘭意先生、李澤鉅先生及陸法蘭先生；及非執行董事為夏佳理先生、周胡慕芳女士、顧浩格先生(獨立非執行董事)、佘頌平先生(獨立非執行董事)、黃頌顯先生(獨立非執行董事)及佘立仁先生。

於本公佈日期，和黃之執行董事為李嘉誠先生(主席)、李澤鉅先生(副主席)、霍建寧先生(集團董事總經理)、周胡慕芳女士(副集團董事總經理)、陸法蘭先生(集團財務董事)、黎啟明先生、麥理思先生及甘慶林先生；及非執行董事為米高嘉道理先生(獨立非執行董事)、顧浩格先生(獨立非執行董事)、毛嘉達先生(米高嘉道理先生之替任董事)、馬世民先生(獨立非執行董事)、柯清輝先生(獨立非執行董事)、盛永能先生及黃頌顯先生(獨立非執行董事)。